ESCALADE, Inc.	P.O. Box 889
www.escaladeinc.com	Evansville, IN 47706-0889
817 Maxwell Avenue
Evansville, IN 47711
T: 812-467-4449 F: 812-467-1303

January 28, 2011

Via EDGAR – CORRESP

Securities and Exchange Commission
Washington, D.C. 20549
Attention: Mr. David R. Humphrey, Branch Chief

RE: Escalade, Incorporated
Form 10-K for the Fiscal Year Ended December 26, 2009
Filed March 5, 2010
File No. 000-06966

Definitive Proxy Statement on Schedule 14A
Filed March 26, 2010
File No. 000-06966

Dear Mr. Humphrey,

Escalade, Incorporated has prepared this letter in response to the Staff’s comment letter dated January 19, 2011 and received by the Company on January 19, 2011 regarding the Company’s Form 10-K for fiscal year ended December 26, 2009 and Definitive Proxy Statement on Schedule 14A filed on March 26, 2010. Escalade’s responses set forth below correspond to the applicable comment as set forth in the Staff’s comment letter.

Form 10-K for the Fiscal Year Ended December 26, 2009

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Property, Plant and Equipment, page 40

1.
We have reviewed your responses to our prior comment 3. To facilitate our analysis of your response, please tell us more about the facts and circumstances that caused you to reclassify the Reynosa facility and equipment, and describe your related accounting methodology in greater detail. Specifically, we note that your sales to Sears declined significantly in fiscal 2008. In the final quarter of fiscal 2008, you wrote the Reynosa facility down to $3.3 million and you first reported it as held for sale as of December 27, 2008. In your “Property” disclosures for 2008, you state that you have no idle facilities in 2008 and that you have “made the decision to” consolidate the Mexican facilities into the Rosarito, Mexico location. We assume, from these disclosures here and in your Form 10-K for fiscal 2009, the consolidation of the two facilities began in 2009, that it was not completed until February 2009, and that the Reynosa facility became idle at that time. If our understanding is correct, please reconcile these facts with your statement that “the building was vacated as a result of facility consolidation in 2008.” Alternatively, please explain how our understanding is not correct. In your response, please clarify the date that the facility first met the initial criteria for classification as held for sale and explain how each of the criteria were met at that date.

2.
As a related matter, if you wrote the facility down to $3.3 million upon classifying it as held for sale in the final quarter of 2008, please explain why you initially listed it at $5.8 million. That is, please reconcile your listing price with a fair value less estimated costs to sell valuation of $3.3 million. If the $2.6 million impairment charge represented estimated selling costs, please provide an itemized schedule of these costs. Our concern is that your listing price of $5.8 million may not have been reasonable in relation to fair value as of December 27, 2008 and that classification as held for sale may not have been appropriate as of that date. Please provide support for your accounting at that date. Include, in your response, the information required under ASC 360-10-50-2 as well as a copy of your fair value analysis upon classification as “held for sale.”

3.
You state that market conditions “did not improve during 2009.” As you cite ASC 360-10-55-49 (b) in support of your accounting, we assume that market conditions actually deteriorated. Please advise, and describe the nature and degree of the decline that caused you to conclude that your listing price had become in excess of the current fair value of the property during fiscal 2009. Tell us the date that you reclassified the property to “held for use” and provide us with a schedule of your related computations as to the measurement of the property upon reclassifications under ASC 360-10-35-44(a) and (b). Finally, your attention is invited to the disclosure requirements of ASC 205-20-50-3 with regard to changes to a plan to sale.

4.
Since the facility ceased to be used and was vacated in connection with facility consolidation in the 2008 fiscal year, tell us what consideration was given to accounting for such assets in accordance with ASC Topic 360-10-35-47 and 360-10-35-48 upon reclassification from held for sale to held for use. In particular, it appears that such facility will remain vacated unit it is sold.

Response – Comment 1-4

In general, the events regarding the Reynosa facility progressed as follows. The Company was producing certain product lines, particularly table tennis tables at three locations, Evansville, Indiana, Reynosa, Mexico and Rosarito, Mexico. As a result of declining sales, particularly to Sears, previously one of our major customers, the Company initiated a plan of facility consolidation, which began in 2008 and was completed in February, 2009. The plan included consolidation of table tennis table production to one facility, Rosarito, Mexico. As a result, the Company began moving equipment lines from Reynosa to Rosarito during 2008 and entered into a six month marketing agreement on October 31, 2008 with Select Regional Solutions, S. de R. L. de C.V., doing business as Grubb & Ellis/Select, for the sale of its Reynosa property. A small amount of production in Reynosa continued through February 2009, however, since we were running parallel production lines in Rosarito, the Company could have ceased production and accelerated the process of vacating the building should a buyer have been secured. The building was not idle as of the end of fiscal 2008, but could have been vacated quite easily.

The list price for the facility was recommended by the broker and seemed reasonable as of December 27, 2008, based on book value and age of the facility. The facility, which was built in 2006, had a remaining book value of $5.6 million. It is important to note that we considered our carrying costs of maintaining the facility and instructed the broker to bring all viable offers for consideration of management. On January 31, 2009, the Company received a Letter of Understanding and an Offer to Purchase the Reynosa facility for $3.5 million. The Company countered with an asking price of $4.3 million. The counter offer was rejected by the potential buyer on February 10, 2009.

To clarify your reference in Comment 1 regarding equipment, specifically the phrase “facts and circumstances that caused you to reclassify the Reynosa facility and equipment,” two items of equipment were identified as not usable with the consolidation of facilities in Rosarito. These two items were subject to an impairment write-down, but were not reclassified as held for sale. The Company engaged an equipment auction specialist to provide market value for these items. The impairment charge for the equipment totaled $0.3 million; the impairment charge for the building totaled $2.3 million for a total impairment charge of $2.6 million. Of the two items of equipment subject to impairment, one was subsequently sold in 2009 for $28 thousand less than the impaired value and the second was dismantled and components re-deployed to enhance an existing paint line. The fair value of this item as of December 27, 2008, was based upon the value of the re-deployed components. Book value of the two pieces of equipment after impairment was $370 thousand as of December 2, 2008.

As of the end of fiscal 2008, the Company determined that all criteria for classification as held for sale for the Reynosa building and land had been met and therefore recorded the facility as held for sale and reclassified the asset as current as of December 27, 2008. Based on growing economic uncertainty at the end of 2008 and lack of better comparables, the Company choose to use, as fair value of the property, the January 2009 offer to purchase of $3.5 million less 5% commission over the market analysis study prepared by Grubb & Ellis in October 2008 and recorded an impairment charge for the difference between book value and fair value, or $2.3 million. The Summary Market Analysis prepared by Grubb & Ellis included historical sales and lease comparables for transactions from 2002 through 2008 and the Company believed global economic and market conditions had changed significantly in 2008 rendering this study less relevant than the purchase offer received in January 2009. Outlined below are the initial criteria for classification as held for sale under ASC 360-10-45-9 and the Company’s determination of how such criteria were satisfied as of December 27, 2008:

a.	Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).

Management committed to a plan to sell the Reynosa facility in the fourth quarter of 2008. A formal plan was presented to the Company’s Board of Directors during the August 2008 board meeting and after responding to follow-up inquiries was approved by the Company’s Board of Directors in October 2008.

b.	The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups).

As referenced above, the Company had initiated the transfer of production lines and related equipment and inventory from the Reynosa, Mexico facility to the Rosarito, Mexico facility during the fourth quarter of 2008. A minimal amount of production was still being performed at Reynosa as of December 27, 2008, but in the event an offer was secured and accepted, the Company easily could have transferred such production to the parallel lines being run at the Rosarito, Mexico facility (each facility was producing the same table tennis products) and could have accelerated the transfer of the remaining equipment and inventory. The Company estimates that the time to vacate the facility could have been accelerated to approximately 30 days from year end 2008 versus the actual 60 days from year end 2008 that the Company took to vacate given the fact that no buyer had been secured. The Company believes that such a time period satisfied the reasonable and customary terms for the timeline related to the sale of such a facility as outlined in 360-10-55-38a in order to meet this criterion.

c.	An active program to locate a buyer and other actions required to complete the Plan to sell the asset (disposal group) have been initiated.

As referenced above, the Company entered into a marketing agreement with a broker to sell the facility on October 31, 2008.

d.
The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 360-10-45-11.

As of the end of fiscal 2008, the Company determined that sale of the facility was probable to occur during 2009 based on facts known at that time. At the end of each quarter during 2009 the Company evaluated the classification of the real estate as held for sale and due to continued interest from prospective buyers during 2009, as indicated below, made no change in classification. Increased drug-related violence in Reynosa during 2009 and deteriorating market conditions, tightened credit markets and the global economic uncertainty had a direct impact on the marketability and salability of real estate in the area and were the primary factors contributing to the reclassification of the facility to held for use at December 26, 2009.

e.	The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current value.

As referenced above, the initial list price of the facility was established based on the Summary Market Analysis prepared by Grubb & Ellis, who had significant experience in that particular market. The broker was instructed to bring all viable offers to the Company for consideration notwithstanding the $5.8 million list price. This was demonstrated with the January 31, 2009 offer of $3.5 million which was countered by the Company at $4.3 million and ultimately rejected. This particular offer (net of commission) was utilized as the basis for the 2008 impairment calculation due to lack of any better comparable data, given the evolving economic conditions and state of the global real estate market as of the end of 2008.

f.	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

No significant changes to the plan of sale for the Reynosa facility were anticipated as of the end of fiscal 2008, and to date the plan of sale has still not been withdrawn.

The Company continued to market the property for sale during 2009, changing brokers on July 31, 2009 to NAI Mexico, Commercial Real Estate Services. The exiting broker provided a listing of 22 active prospects that had toured the facility or otherwise shown viable interest in the premises during its nine month brokerage agreement. The new broker, likewise provided monthly updates of interested parties. No less than five of the original 22 interested parties revisited the facility after it was listed with the new broker. At the end of fiscal 2009, the property had been listed on the market for more than one year with no other offers received and no reduction in the Company’s expected selling price. The Company used 2009 lease values and a sales comparable provided by its broker to determine market value and no additional impairment was identified. See attached calculation. The Company continued its efforts to sell the facility, but also was open to serious lease offers, should any arise. Due to provisions in ASC 360-10-55-49(b), the Company reclassified the asset to held for use as of December 26, 2009. The Company does not believe that there were significant changes to the Plan to sell this facility occurring in 2009 that required additional disclosures under ASC 205-20-50-3.

With respect to reference made to 360-10-35-47 and 360-10-35-48, the Reynosa facility has not been abandoned. The Company pays utilities and contracts for maintenance and security for the premises and the facility is commercially insured. As mentioned above, the facility was built in 2006; it is in good condition and located in an active industrial park. We continue to market the facility for sale or lease, and while market conditions have been unfavorable during the past two years, we are beginning to see increased activity in the market, particularly in lease arrangements.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis (CD&A), page 12

The Role of the Compensation Committee, page 12

5.
We note your response to prior comment 6 and reissue in part. While you note that benchmarking is not material to your executive compensation analysis, you state that the review of relevant peer data is one of six enumerated factors considered by the Compensation Committee. Please provide an analysis explaining to us how this is not material to your executive compensation analysis. Please also confirm to us that in future filings you will list the companies to which you benchmark and disclose the degree to which the compensation committee considered such companies comparable to you. Please refer to Item 402(b) (2) (xiv) of Regulation S-K and Question 118.05 of Compliance & Disclosure Interpretations.

Response – Comment 5

As previously indicated, the Compensation Committee does not consider its use of “relevant peer data” to be material to its executive compensation decisions. The Company’s 2010 proxy statement included a reference to relevant peer data as one of six factors considered by the Compensation Committee. In identifying such factors, neither the Company nor the Compensation Committee weighted the significance of those factors in relation to each other. Further, there was no intention to suggest that such factors were of equal weight in the decision making process. With respect to its actual deliberations regarding executive compensation discussed in the CD&A portion of the Company’s 2010 proxy statement, the Compensation Committee’s consideration of relevant peer data was minimal as described below in more detail.

As stated in the last paragraph on page 12 of the Company’s 2010 proxy statement, the Compensation Committee has from time to time retained compensation consulting firms to provide the Committee with relevant market data and alternatives, but “most recently in 2006.” The 2006 compensation study was commissioned by the Compensation Committee in connection with the Company’s transition from a long term chief executive officer to a new chief executive officer, and the Committee’s desire at that time to take a fresh look at its own compensation practices relative to current compensation practices of other companies. The Compensation Committee sought to enhance its general understanding of competitive executive pay in order to better determine the level and nature of pay to be provided to the Company’s incoming new chief executive officer in late 2006. The information provided to the Committee by its compensation consulting firm consisted of survey information of over 25 other companies broken down by various categories such as industry classification, size of company and geographic location. Neither the Committee nor its compensation consulting firm identified any specific companies as being direct peers of the Company, nor did the Committee compare its compensation practices to any particular sub-group of the companies included within such survey information.

We note that the Company operates in two diverse, unrelated business segments – Sporting Goods and Information Security/Print Finishing (formerly referred to by the Company as Office Products). We believe that the Company is unique in this respect, thereby making direct comparisons to specific other companies less helpful to the Company’s Compensation Committee than might otherwise be the case.

Further, given the aging nature of the market information obtained by the Compensation Committee in 2006, the Committee has accorded such data less and less importance each year. With respect to its executive compensation decisions for 2009 and 2010, the Compensation Committee did not actively review or discuss the information contained in the 2006 surveys, but rather viewed such data as general background information.

Accordingly, based on all of the above considerations, the Company and the Compensation Committee believe that neither the nature of the 2006 compensation information about other companies available to the Committee, nor the Committee’s use of that information, rises to the level of “benchmarking” as described by the Staff in the answer to Question 118.05 of the Compliance & Disclosure Interpretations.

If in the future, the Compensation Committee would engage in benchmarking through the use of compensation data relating to specific companies as the Committee would identify as comparable peers to the Company, then the Company will identify the companies used for such benchmarking and will disclose the degree to which the Compensation Committee considered such companies to be comparable to the Company.

****

Additionally, the Company hereby acknowledges that:

●
the Company is responsible for the adequacy and accuracy of the disclosures in its Form 10-K for the fiscal year ended December 26, 2009 and Definitive Proxy Statement on Schedule 14A filed with the Commission on March 26, 2010;

●	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s 10-K or Definitive Proxy Statement; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional questions or require any further information, please do not hesitate to call me at (812) 467-1251.

Sincerely yours,

/s/ Deborah J. Meinert
Deborah Meinert, CPA, CVA
Chief Financial Officer and Vice President- Finance

Reynosa Building
Impairment Estimate
FY2009

Lease Rate Comparables
Square Footage	126,800
Average Annual Lease Rate:	4.114
521,655
Cap Rate	7.8
Estimated Market Value	4,068,909

Net of 5% commission	3,865,464

Book Value of Reynosa facility
Net Book Value	3,230,185

Using lease rate comparables provided by NAI Mexico, Commercial Real Estate Service for seven closed lease transaction for the Reynosa area during 2009, the average annual square foot lease rate is $4.11.  The Reynosa facility owned by the Escalade, Inc. subsidiaries is 126,800 square foot.  Using a cap rate of 7.8 times annual lease value, the estimated market value for the Reynosa facility is $3.9 million.  Book value for this facility is $3.2 million.  The building is vacant, but is considered held for use and is subject to an annual depreciation write-off of $95 thousand.

For this calculation, the cap rate was determined from the rounded cap rate computed from the December 2009 sale of the Entorian Facility

Comparing book value of $3.2 million to the estimated $3.9 million market value using market comparables, it was determined no impairment in value exists for the 2009 fiscal year.

Reynosa Building
Impairment Estimate
FY2009

Sales Comparables	Sales Price	Sq. Footage	Price per Sq Ft.
Entorian Facility
Dec-09	1,450,000	45,272	32.03

Reynosa Facility:
Square Footage			126,800
Estimated Market Value			4,061,404

Net of 5% commission			3,858,334
Book Value of Reynosa facility
Net Book Value			3,230,185

Using sale price data provided by NAI Mexico, Commercial Real Estate Service for one facility in Reynosa for which the sales price was sealed in late 2009, the price per square foot is $32.03.  Using this price per square foot for the 126,800 square foot Reynosa facility owned the Escalade, Inc. subsidiary, computes to a fair value of $3.9 million, net of sales commission.

Comparing the book value of $3.2 million to the estimated $3.9 million market value using sale comparables, it was determined no impairment in value exists for the 2009 fiscal year.

Cap Rate on Sold Property:
45,272
Square footage	4.11
Average annual lease rate	186,249
Annual lease value
1,450,000
Sales price	7.8%
Cap Rate